Eaton Vance Management

Two International Place

Suite 1400

Boston, MA 02110

617 482 8260

eatonvance.com

February 5, 2021

VIA EDGAR

Christian T. Sandoe

Lisa N. Larkin

U.S. Securities and Exchange Commission (“SEC”)

100 F Street, NE

Washington, DC 20549

Re: Proxy Filings for Eaton Vance Floating-Rate Income Trust (the “Registrant” or the “Fund”)

Dear Mr. Sandoe and Ms. Larkin,

This letter responds to the comment that you provided to the undersigned and Jill Damon via telephone on February 2, 2021 in connection with the Staff’s review of the Fund’s preliminary and definitive proxy statements on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”). We have reproduced your comment below and immediately thereafter provided the Fund’s response.

Comment: Eaton Vance Floating-Rate Income Trust has adopted a control share acquisition provision in its by-laws that does not follow any statute that applies to it as a Massachusetts business trust, and includes different thresholds than those included in the Massachusetts statute applicable to corporations.  Please explain how the Fund’s control share acquisition bylaws are consistent with the Staff’s announcement in 2020 withdrawing the Boulder no action letter and with the voting requirements under Section 15 of the Investment Company Act of 1940.

Response: As discussed more fully below, the Registrant believes that the control share acquisition provisions in its by-laws (“CSA Bylaws”) are fully consistent with both the letter and the spirit of Section 18(i) of the Investment Company Act of 1940 (“1940 Act”). There is no legal basis under the 1940 Act to limit closed-end funds’ use of voting-related takeover defenses such as the CSA Bylaws. Neither the plain language of Section 18(i) nor a review of relevant case law or the 1940 Act’s underlying purposes warrant such a limitation on the discretion of fund trustees. The Boulder no action letter (the “Boulder letter”), which as discussed below we believe incorrectly interpreted Section 18(i), has been withdrawn. While the SEC Staff’s May 27, 2020 statement (the “Staff Statement”) withdrawing the Boulder letter does not expressly address funds adopting control share acquisition (“CSA”) bylaw provisions as opposed to opting in to a state statute, we presume that is because the Boulder letter itself involved the interplay of Section 18(i) and the Maryland Control Share Acquisition Act (the “MCSAA”) (as opposed to the interplay of Section 18(i) and CSA provisions adopted outside of a state statute). In our view, the Staff Statement was not intended to, and should not, stand for the proposition that a closed-end fund’s adoption of control share acquisition provisions is consistent with

Section 18(i) only if the provisions are incorporated in a state statute. The Staff Statement effectively provides affirmative assurance that opting in to a state CSA statute does not violate Section 18(i) of the 1940 Act. While the Staff Statement does not expressly address whether a board could adopt CSA provisions for a fund organized in a jurisdiction without an applicable state CSA statute, it also does not suggest that doing so would be problematic. Indeed, there is no logical distinction under Section 18(i) between concentrated shareholder voting limitations implemented by means of a board voluntarily opting in to an applicable state statute1 and CSA provisions adopted by a board outside of a state statute – both represent volitional acts of a fund’s board, and both have the identical effect on the voting rights of concentrated shareholders. Thus, in the Registrant’s view, the critical question is not whether provisions such as the CSA Bylaws were specifically addressed in the Staff Statement, but rather whether the CSA Bylaws are consistent with Section 18(i) – and for the reasons set forth below, the Registrant firmly believes that to be the case.

Further, as discussed more fully below, the Registrant believes that excluding from voting calculations shares acquired in control share acquisitions for which the shareholder’s voting rights have not been authorized by other shareholders is fully consistent with Section 15 of the 1940 Act, and that it would be inconsistent with the plain language of Section 2(a)(42) of the 1940 Act to include shares that do not presently entitle their owner to vote to be counted for purposes of matters subject to the voting calculation specified in that same section. Finally, the Registrant submits that, in the absence of an applicable CSA statute, it is within the Board’s discretion to establish the specific terms of CSA Bylaws that it believes to be in the Fund’s best interest, that the one tenth threshold set forth in CSA Bylaws is reasonable and consistent with other state control share acquisition statutes, such as the MCSAA, and that this variance from the thresholds set forth in Chapter 110D has no bearing on the CSA Bylaws’ compliance with the 1940 Act.

Consistency with Section 18(i) of the 1940 Act. Section 18(i) of the 1940 Act provides in relevant part:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company...shall be a voting stock and have equal voting rights with every other outstanding voting stock: Provided, that this subsection shall not apply to...shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Section 18(i) requires that “every share of stock” issued by a fund “be a voting stock and have equal voting rights with every other outstanding voting stock.” In the now-withdrawn Boulder letter, the Staff interpreted these requirements to mandate that every stockholder have identical voting rights at all times. There is no support for this extrapolation, either in the text of the statute or any legal authority applying it.

By its terms, Section 18(i) addresses the voting rights attached to stock, not the ability of a given stockholder to exercise those rights in specified circumstances. Defensive measures limiting the ability of a given stockholder to vote its shares under specified circumstances (e.g., when the stockholder amasses a significant fraction of the outstanding shares) do not change the nature of the stock by converting it to a non-voting security. The stock still has its voting right; that right simply cannot be exercised by a given shareholder in a given circumstance (e.g., acquisition of a concentrated holding). The CSA Bylaws adopted by Registrant allow the concentrated stockholder’s voting rights to be reinstated by a vote of the other, disinterested shareholders—meaning that the concentrated holder’s ability to vote may only be temporarily delayed. Moreover, if the concentrated stockholder sold the shares to a third party with smaller holdings and/or reduced its own holdings to below the triggering threshold, the stock could be voted. In other words, the stock itself never loses its status as voting stock simply because a given stockholder’s actions may be limited or conditioned under specified circumstances.

1 Investment companies must “opt in” to the MCSAA; they are not required by law to do so, and must affirmatively elect to be subject to the MCSAA or it does not apply.

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The Boulder letter reasoned that, because a voting security is defined as one “presently entitling the owner or holder thereof to vote for the election of directors,” Section 18(i)’s requirement that every share of stock issued by a fund be a voting stock is violated by a limitation on the ability of a stockholder to vote its shares under specified circumstances. In other words, the Staff in Boulder concluded that placing a limitation on the stockholder’s ability to vote somehow changed the nature of stock itself from a voting stock to a non-voting stock. But here again, the statutory text does not support a conclusion that a limitation on the holder has the effect of changing the rights attached to the stock itself; that stock could be voted if it were in the hands of a differently situated holder.

The Boulder letter’s interpretation of Section 18(i) as requiring that every stockholder have identical voting rights at all times cited no authority for such position, and is contradicted by relevant case law. In particular, in 2004, a federal court in the District of Maryland reached the exact opposite conclusion, recognizing a clear distinction under Section 18(i) between the voting rights attached to stock and limitations on a stockholder’s ability to exercise the vote.2 There, a closed-end fund faced a challenge from activist investors who made partial tender offers seeking to acquire 50 percent of the fund’s shares, intent on changing the fund’s investment adviser and switching its investment objective. The board took various defensive measures, including (i) opting in to the MCSAA; and (ii) enacting a shareholder rights agreement (referred to as a “poison pill”) that declared a dividend of one “right” for each outstanding share of common stock. The right allowed shareholders to purchase three additional shares of common stock at par value, but eliminated the rights of acquirers of more than 11 percent of the common stock after the dividend. The court rejected the activists’ argument that this differentiation among shareholders under the poison pill violated Section 18(i)’s requirements that all shares be voting shares with equal rights:

The triggering of the poison pill...does not revoke voting rights from any shares. Although the triggering of the poison pill will result in a reduction of the Acquiring Person’s ownership interest, this is an issue of dilution of economic interest and corresponding voting power and has nothing to do with the voting rights of the shares themselves. (Emphasis added)

The court reasoned that under the poison pill, each share still had equal voting power. The court also rejected the activists’ argument that the poison pill violated Section 18(d) of the 1940 Act, which requires all rights and warrants to be issued “exclusively and ratably to a class or classes” of the fund’s security holders. In rejecting the Section 18 arguments, the court relied on a holding of the Delaware Supreme Court on closely analogous facts—applying Delaware’s equal voting rights statute:

The Supreme Court of Delaware held in Providence and Worcester Company v. Baker3 that voting restrictions applicable to shareholders with larger holdings are permissible and do not violate Delaware law requiring that all shares of stock within the same class have uniform voting rights. The court concluded:

In the final analysis, these restrictions are limitations upon the voting rights of the stockholder, not variations in the voting powers of the stock per se. The voting power of the stock in the hands of a large stockholder is not differentiated from all others in its class; it is the personal right of the stockholder to exercise that power that is altered by the size of his holding.

2 Neuberger Berman Real Estate Income Fund Inc. v. Lola Brown Trust, 342 F. Supp. 2d 371, 376 (D. Md. 2004) (“Neuberger”).

3 378 A.2d 121 (Del. 1977).

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Later in the same litigation, the Neuberger court also ruled on the application of the MCSAA in light of the timing of the activists’ share purchases. The court did not address directly whether the fund’s reliance on the control share statute was consistent with Section 18(i). But the fact that it applied the terms of the control share defense in the wake of its careful analysis of Section 18(i) in the poison pill context reflects at least tacit comfort on the court’s part that the control share statute likewise did not run afoul of Section 18(i).

Interpreting Section 18(i) as requiring that every stockholder have identical voting rights at all times is also inconsistent with the broader statutory context. In particular, Section 12(d)(1) of the 1940 Act and Section 13(d)(1) and Rule 13d-1 under the 1934 Act provide informative structural context that Congress did not intend “equal voting rights” for shares of stock to guarantee identical voting rights for all shareholders. In Section 12(d)(1) of the 1940 Act, Congress itself enshrined the distinction between the voting rights attached to stock and the ability of a given stockholder to exercise those rights. Under Section 12(d)(1)(E) of the 1940 Act, a feeder fund may invest in an underlying registered master fund in amounts that exceed the Section 12(d)(1) percentage limits if the feeder fund only votes any proxies in the underlying acquired fund in accordance with instructions from its clients or simply “mirror votes” the proxies in proportion to all other holders. In that circumstance, the 1940 Act thus limits how a concentrated stockholder (i.e., the feeder fund) is allowed to vote its shares in the underlying fund, based on the size of its holdings, but Congress plainly did not see this limitation as stripping the stock itself of its voting rights for purposes of Section 18(i).4 Otherwise, Section 18(i) and Section 12(d)(1) could not be reconciled.

Similarly, outside of the 1940 Act context, Section 13(d)(1) of the 1934 Act requires beneficial owners of more than 5 percent of registered equity securities (including closed-end fund shares) to disclose certain information to the SEC. Rule 13d-1 thereunder provides that this information must be filed on Schedule 13D when a 5 percent holder has the intent of changing or influencing the control of the issuer, and further provides that such holders may not vote their shares until 10 days after they file Schedule 13D. The same filing requirement and voting limitation apply to a holder of 20 percent or more of a class of equity securities, without regard to its intent as to changing or influencing control of the issuer. Here again, the securities laws place a limitation on the ability of a given stockholder to vote based on the size of its holdings, but the shares themselves do not become non-voting; otherwise, Rule 13d-1 could not be squared with Section 18(i)’s equal voting rights requirement.

In addition to a statute’s plain language and structure, its underlying purposes can provide additional insight as to the intended meaning of the law’s provisions. In the 1940 Act, Congress itself expressly contemplated in Section 1(b) that the statute’s purposes were to be used in interpreting its provisions. The Boulder letter’s interpretation of Section 18(i) was heavily influenced by the Staff’s views about promoting the purposes underlying the “equal voting rights” requirement and other provisions of the 1940 Act. Although the Staff appropriately focused on Congress’s stated concern about funds being controlled and operated in a self-interested manner, the Boulder letter incorrectly concluded that Congress was concerned only about such self-interested conduct by insiders.

Based on the findings of the SEC’s study of investment company market practices, Congress stated in the statute’s prefatory language in Section 1(b):

It is declared that the policy and purposes of this subchapter, in accordance with which the provisions of this subchapter shall be interpreted, are to mitigate and, so far as is feasible, to eliminate the conditions enumerated in this section which adversely affect the national public interest and the interest of investors.

4 New Rule 12d1-4 under the 1940 Act incorporates similar voting limitations to those in Section 12(d)(1)(E). Under the rule, if an acquiring fund and its advisory group in the aggregate hold more than 25% of the voting securities of an open end fund or more than 10% of the voting securities of a closed-end fund, the acquiring fund and its advisory group are required to mirror vote other shareholders (or, if there are no other shareholders, to seek instructions from their own security holders).

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These adverse “conditions” listed in Section 1(b) included the following, which was the Staff’s focus in the Boulder letter:

(2) when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, in the interest of underwriters, brokers, or dealers, in the interest of special classes of their security holders, or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders.... (Emphasis added)

Section 2(a)(3) of the 1940 Act in turn defines an affiliated person to include “any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person….” In other words, 5 percent holders are considered “affiliated persons” of the fund, and are thus included within the listed persons of concern under Section 1(b) who might seek to control the fund for their own self-interest, contrary to the interest of other shareholders. In addition, “other investment companies” are also included in the list of persons or entities of concern.

The Boulder letter misread Section 1(b) as targeting only self-interested conduct by the enumerated insiders. In the portion of the letter discussing Section 1(b), the Staff stated: “As relevant to Section 18(i), these abuses include the organization, operation, and management of investment companies in the interest of insiders....” The Boulder letter’s Section 1(b) discussion further states that the 1940 Act’s “governance system relies heavily on the shareholders’ ability to exercise voting rights that serve as a check on investment company insiders.” (emphasis added). But on its face, Section 1(b) plainly does not limit such “abuses” to those favoring “insiders”—indeed, the word insiders does not appear anywhere in the provision. In addition to the enumerated insiders (i.e., directors, officers, investment advisers, and depositors), Section 1(b) also expressly states Congress’s intent to protect against funds being operated in the self-interest of investors who become “affiliated persons” of the fund by purchasing a 5 percent share and of other investment companies (i.e., outsiders with potentially controlling ownership interests).

Indeed, Congress’s concern about concentrated voting power in the hands of both insiders and outsiders is also apparent in the limitations on concentrated fund holdings in Section 12(d)(1) of the 1940 Act. The 3 percent ownership limitation under Section 12(d)(1)(A) and the 10 percent limitation under Section 12(d)(1)(C) both apply by their terms to “outsider” acquiring funds, not just to funds that are affiliated with the target fund or the target fund’s insiders.

In any event, labels aside, the potential harm targeted by Congress is clear: the use of concentrated voting power to seize control of a fund and pursue self-interested ends is detrimental to the fund and its investors. This is precisely the type of harm independent trustees seek to avoid by employing takeover defenses in the face of an activist campaign—namely, an arbitrageur seizing control of a closed-end fund through concentrated holdings to pursue short-term profits at the expense of the investment goals of the Fund and its other shareholders. The fact that the activists are “outsiders” rather than “insiders” does not change this analysis. In 1940, Congress may not have anticipated the manner in which activist “outsiders” would emerge to pose threats akin to those anticipated from management “insiders,” but the nature of the threat to the fund is substantively the same, regardless of whether the source is from “inside” or “outside.”

Further to the point, whether the source of a threat is from “inside” or “outside,” the independent trustees stand as the first line of defense under the 1940 Act’s structure. The trustees are the recognized cornerstone of the statute’s oversight regime, and since its enactment, a consistent emphasis of congressional amendments and SEC rulemaking has been further strengthening the hand of independent trustees in

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carrying out their “watchdog” role. There is no basis to conclude that the watchdog role extends only to oversight of the activities of the adviser and its affiliates. Where an activist investor threatens to do harm to the fund’s long-term interest (in the considered judgment of independent trustees) through accumulation of a large percentage holding in order to pursue short-term profits, the board’s watchdog role fairly extends to such “outsiders” as well. Congress’s stated purpose of protecting the fund from such self-interested conduct is furthered by empowering the independent trustees, not by limiting their options. The Boulder letter turned this principle on its head by concluding that the takeover defense in the MCSAA would be contrary to the purposes of the 1940 Act.

Indeed, as the Boulder letter notes, Congress expressed concern in Section 1(b) about funds “fail[ing] to protect the preferences and privileges of the holders of their outstanding securities.” The Registrant believes the reasonable investment expectations of shareholders are undeniably among the “preferences and privileges” entitled to protection. And while voting rights are certainly also among these “preference and privileges,” where an activist would use its concentrated voting power in a manner that independent trustees believe is harmful to the interests of the Fund and its other shareholders, the use of a voting-related takeover defense to protect those investors is a reasonable balancing of those competing interests. The harm caused to closed-end funds by activist arbitrage is the very type of harm Congress sought to address: the use of concentrated voting power by large holders (whether insiders or outsiders) to control a fund in their self-interest to the detriment of the other shareholders. Independent trustees are the cornerstone of the structure created by the 1940 Act to protect the interests of the Fund and its other shareholders from such conduct.

Finally, while the Staff Statement withdrawing the Boulder letter does not expressly address funds adopting CSA provisions as opposed to opting in to a state CSA statute, it is nonetheless entirely consistent with our conclusion that the CSA Bylaws comport with Section 18(i) of the 1940 Act. While the Staff Statement expressly addresses funds opting in to state CSA statutes, we presume this is because the Boulder letter itself involved the interplay of Section 18(i) and the MCSAA, as opposed to the interplay of Section 18(i) and CSA provisions adopted outside of a state statute. In our view, the Staff Statement was not intended to, and does not, stand for the proposition that a closed-end fund’s adoption of control share provisions is consistent with Section 18(i) only if the provisions are incorporated in a state statute. The Staff Statement provides affirmative assurance that opting in to a state CSA statute does not violate Section 18(i) of the 1940 Act, and provides no indication that a board’s adoption of CSA provisions for a fund organized in a jurisdiction without an applicable state CSA statute would be problematic. As noted above, there is no logical distinction under Section 18(i) between concentrated shareholder voting limitations implemented by means of a board voluntarily opting in to an applicable state statute5 and CSA provisions adopted by a board outside of a state statute – both represent volitional acts of a fund’s board, and both have the identical effect on the voting rights of concentrated shareholders.

Voting requirements under Section 15 of the 1940 Act. Section 15(a) of the 1940 Act provides, inter alia, that it is “unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract … has been approved by the vote of a majority of the outstanding voting securities of such registered company...” Section 2(a)(42) of the 1940 Act provides in relevant part that “voting security” means “any security presently entitling the owner or holder thereof to vote for the election of directors of a company” and that the “vote of a majority of the outstanding voting securities of a company means the vote, at the annual or a special meeting of the security holders of such company duly called, (A) of 67 per centum or more of the voting securities present at such meeting, if the holders of more than 50 per centum of the outstanding voting securities of such company are present or represented by proxy; or (B) of more than 50 per centum of the outstanding voting securities of such company, whichever is the less.”

5 As referenced in note 1, investment companies must “opt in” to the MCSAA; they are not required by law to do so, and must affirmatively elect to be subject to the MCSAA or it does not apply.

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Shares acquired in control share acquisitions for which voting rights have not been authorized by other shareholders do not “presently entitle the owner or holder thereof to vote for the election of directors of a company” or any other matters submitted to shareholders, and as such are properly excluded from the “majority of outstanding voting securities” calculation specified in Section 2(a)(42). While, as discussed above, such shares remain “voting stock” within the meaning of Section 18(i), their current holder is not presently entitled to vote those shares. Those same shares could be voted, and thus would count for purposes of the calculation specified in Section 2(a)(42), if voting rights are authorized by other shareholders in the manner contemplated in the CSA Bylaws, or if such shares were in the hands of a differently situated holder (whose ownership levels do not implicate the CSA Bylaws).

We note that while the Staff Statement did not specifically contemplate funds adopting CSA provisions as opposed to opting in to a state statute, it clearly understood that concentrated holders subject to control share statutes could not vote control shares on any matters, including those subject to the voting calculation specified in Section 2(a)(42). More specifically, the Staff Statement provided:

Control shares are shares of stock that are equal to or exceed specified percentages of the company’s total voting power. Once holders of control shares lose their voting rights, such holders cannot vote their control shares unless the company’s stockholders vote to approve the restoration of voting rights by an affirmative vote of a specific proportion (e.g., two-thirds of the votes entitled to be cast at a special meeting called for such purposes, excluding “all interested parties.”)

The Staff Statement withdrew the Boulder letter with a clear understanding that control share restrictions apply to all voting rights. It would be inconsistent with the plain language of Section 2(a)(42) to require that shares that do not presently entitle their owner to vote should be counted for purposes of matters subject to the voting calculation specified in that same section.

Relevance of Massachusetts control share statute. While Massachusetts has adopted a control share acquisition statute applicable to “public corporations,”6 Massachusetts business trusts such as the Fund are neither eligible to opt in to such statute nor subject to its requirements. While the Fund is not eligible to rely on the Massachusetts control share statute, the fact that one exists confirms that control share acquisition statutes are not contrary to Massachusetts public policy.

Chapter 182 of the Massachusetts General Laws, to which the Fund is subject, does not prohibit voting limitations such as those set forth in the CSA Bylaws. More generally, Massachusetts business trusts enjoy significant flexibility in their operations, and it is because of this flexibility that they are the entity of choice for many investment companies. The leading treatise on Massachusetts corporate law describes Massachusetts business trusts as follows:7

Developed in Massachusetts, the business trust has become the entity of choice for many business organizations both in Massachusetts and elsewhere, particularly organizations that invest in securities or real estate. Business trusts have several advantages over corporations. The most important is flexibility. In Massachusetts, business trusts have much more flexibility to write their own "ticket" than corporations and thus have great discretion in how they choose to order their affairs. In addition, Massachusetts business trusts are not subject to many of the organizational and filing requirements applicable to corporations.

6 See Mass. Gen. Laws Chapter 110D.

7 Richard W. Southgate and Donald W. Glazer, Massachusetts Corporation Law & Practice Section 20.1 (2020 Supp. 1995).

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As the Staff noted in its comment to the Registrant, the CSA Bylaws adopted by the Registrant establish different thresholds for what constitutes a “control share acquisition” than those set forth in Chapter 110D. In particular, whereas Chapter 110D applies to transactions whereby persons acquire voting power in excess of one fifth or more of all voting power, the Fund’s CSA Bylaws apply to transactions in excess of one tenth or more of all voting power. The one tenth voting threshold incorporated in the CSA Bylaws is common in state control share statutes, and is the same initial threshold set forth in the MCSAA. Prior to adopting the CSA Bylaws, the Board carefully considered its own fiduciary obligations and the risks to the Fund posed by concentrated stockholders, among other considerations. The Registrant submits that, in the absence of an applicable CSA statute, it is within the Board’s discretion to establish the specific terms of CSA Bylaws that it believes to be in the Fund’s best interest, that the one tenth threshold is reasonable and consistent with other state control share statutes such as the MCSAA, and that this variance from the thresholds set forth in Chapter 110D has no bearing on the CSA Bylaws’ compliance with the 1940 Act.

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We hope this is responsive to your request. As we hope is evident from this submission, prior to adopting the CSA Bylaws, the Registrant, the Board and their respective counsel carefully considered their legality under the 1940 Act and applicable state law.

We note that many of the arguments set forth in the letter were drawn from the Investment Company Institute’s Recommendations Regarding the Availability of Closed-End Fund Takeover Defenses (March 2020). We understand that these Recommendations were submitted to and considered by the Staff in connection with withdrawing the Boulder letter and issuing the Staff Statement.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8305.

Very truly yours,

/s/ Maureen Gemma

Maureen Gemma, Esq.

Vice President

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